UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

On August 3, 2022, Compugen Ltd. (the “Company”) and Bristol-Myers Squibb Company (“BMS”) entered into a letter agreement pursuant to which the Master Clinical Trial Collaboration Agreement between the parties, dated October 10, 2018, as amended thereafter (the “CTCA”), is terminated as of such date. Such termination also includes termination of the right of first negotiation and the exclusivity right granted to BMS thereunder.

The parties shall use reasonable efforts to wind down activities under the CTCA with respect to the dual combination study of COM701 with nivolumab and the triple combination study of COM701 with nivolumab and BMS’s investigational anti-TIGIT antibody BMS- 986207 and will create a sub-team of the parties to oversee such wind-down activities.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 4, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel